UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

 This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Final IFRS historic numbers.

Deutsche Telekom

Check out our IR-website www.telekom.de/investor-relations for:

* this file in pdf and excel-format

* the IR calender

* detailed information for debt investors

* shareholder structure

* corporate governance

For further information on the divisions please refer to:

www.telekom.de	www.t-com.de	www.t-mobile.de	www.t-systems.com	www.t-online.de

Investor Relations, Bonn office		Investor Relations, New York office
Phone	+49 228 181 - 8 88 80	Phone	+1 212 424 2926
Fax	+49 228 181 - 8 88 99	Phone	+ 1 877 DT SHARE (toll-free)
E-Mail	investor.relations@telekom.de	Fax	+1 212 424 2986
		E-Mail	investor.relations@usa.telekom.de

Final IFRS historic numbers.

Content.

Description of effects

Overview
Revenue + EBITDA 2005
Revenue + EBITDA 2004
Revenue + EBITDA 2003

Group details
P&L 2005 adjusted for special influences
P&L 2005 unadjusted
P&L 2004 adjusted for special influences
Special influences 2004
P&L 2004 unadjusted
P&L 2003 adjusted for special influences
P&L 2003 unadjusted
Balance sheet 2005
Balance sheet 2004
Balance sheet 2003
Debt to net debt reconciliation 2005
Debt to net debt reconciliation 2004

Glossary for Non-GAAP financial measures

Final IFRS historic numbers.

Description of effects.

In connection with the preparation of its first-time adoption of audited International Financial Reporting Standards (IFRS) consolidated financial statements as of December 31, 2003, 2004 and 2005, Deutsche Telekom determined that certain adjustments should be made to its IFRS opening balance sheet as of January 1, 2003, and to the quarterly information previously published in 2005. Overall, there was no significant impact on the results of operations, financial position or cash flows of the prior periods. These adjustments primarily relate to corrections of accounting entries as follows:

Deferred Revenues

Although not material (individually or in the aggregate), Deutsche Telekom had identified several items relating to the years ended December 31, 2003, 2004 and 2005, that it has also determined should be corrected. These corrections have now been reflected in the quarterly periods in which such items should have been recorded. The most significant of these corrections relates to the allocation of revenues related to multiple-element arrangements. These corrections have now been reflected in each of the quarterly periods of 2004 and 2005.

Rating Changes

In 2002, in connection with certain previously issued financial instruments, an interest rate step-up provision was triggered as a result of a downgrade in Deutsche Telekom’s credit rating by certain rating agencies. It was subsequently determined that pursuant to International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, Deutsche Telekom should adjust the book value of these financial instruments to reflect the present value of the estimated future payments at the time of the interest rate change in 2002. This adjustment has now been reflected in the IFRS opening balance sheet as of January 1, 2003,. Subsequently, in April 2005, these rating agencies upgraded Deutsche Telekom’s credit rating, which triggered a corresponding downward adjustment in the interest rate on these financial instruments. Pursuant to IAS 39, Deutsche Telekom was required to adjust the book value of these financial instruments to reflect the present value of the associated estimated future payments as a result of this upward adjustment. Accordingly, certain financial information, namely, net income and financial income (expense), net, has been adjusted to reflect the change in interest rates.

Overview.

Revenue / EBITDA 2005.

	Reported preliminary IFRS			Final IFRS			Adjustments			Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	Q1/05	Q2/05	Q3/05	Q1/05	Q2/05	Q3/05	Q1/05	Q2/05	Q3/05	Q1-Q3/05	Q1-Q3/05	Q1-Q3/05
Total revenue	14,376	14,748	15,043	14,288	14,743	15,056	-88	-5	13	44,167	44,087	-80
Broadband / Fixed Network	6,638	6,489	6,455	6,555	6,469	6,469	-83	-20	14	19,582	19,493	-89
T-COM	6,304	6,119	6,130	6,220	6,101	6,143	-84	-18	13	18,553	18,464	-89
T-Online	509	522	506	509	522	506				1,537	1,537
Mobile Communications	6,746	7,197	7,648	6,746	7,197	7,648				21,591	21,591
Business Customers	3,124	3,206	3,143	3,106	3,219	3,143	-18	13		9,473	9,468	-5
Group Headquarters & Shared Services	853	883	867	853	883	867				2,603	2,603
Reconciliation	-2,985	-3,027	-3,070	-2,972	-3,025	-3,071	13	2	-1	-9,082	-9,068	14

Net revenue	14,376	14,748	15,043	14,288	14,743	15,056	-88	-5	13	44,167	44,087	-80
Broadband / Fixed Network	5,527	5,439	5,387	5,458	5,420	5,400	-69	-19	13	16,353	16,278	-75
T-COM	5,067	4,962	4,931	4,997	4,944	4,944	-70	-18	13	14,960	14,885	-75
T-Online	460	477	456	461	476	456	1	-1	0	1,393	1,393
Mobile Communications	6,531	6,962	7,408	6,531	6,962	7,409	0	0	1	20,901	20,902	1
Business Customers	2,253	2,281	2,179	2,234	2,295	2,178	-19	14	-1	6,713	6,707	-6
Group Headquarters & Shared Services	65	66	69	65	66	69	0	0	0	200	200

EBITDA	4,898	5,219	5,366	4,821	5,182	5,380	-77	-37	14	15,483	15,383	-100
Broadband / Fixed Network	2,517	2,432	2,376	2,444	2,421	2,389	-73	-11	13	7,325	7,254	-71
T-COM	2,436	2,367	2,332	2,362	2,357	2,345	-74	-10	13	7,135	7,064	-71
T-Online	88	84	73	88	84	73				245	245
Mobile Communications	2,102	2,443	2,725	2,102	2,405	2,725		-38		7,270	7,232	-38
Business Customers	395	405	412	391	418	412	-4	13		1,212	1,221	9
Group Headquarters & Shared Services	-83	-20	-129	-83	-20	-129				-232	-232

EBITDA adjusted for special influences	4,918	5,225	5,487	4,841	5,188	5,501	-77	-37	14	15,630	15,530	-100
Broadband / Fixed Network	2,517	2,440	2,424	2,444	2,429	2,437	-73	-11	13	7,381	7,310	-71
T-COM	2,436	2,375	2,380	2,362	2,365	2,393	-74	-10	13	7,191	7,120	-71
T-Online	88	84	73	88	84	73				245	245
Mobile Communications	2,111	2,481	2,730	2,111	2,443	2,730		-38		7,322	7,284	-38
Business Customers	396	410	446	392	423	446	-4	13		1,252	1,261	9
Group Headquarters & Shared Services	-72	-66	-95	-72	-66	-95				-233	-233

Overview.

Revenue / EBITDA 2004.

	Reported preliminary IFRS				Final IFRS				Adjustments				Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	FY 2004	FY 2004	FY 2004
Total revenue	13,890	14,377	14,353	14,740	13,894	14,379	14,356	14,724	4	2	3	-16	57,360	57,353	-7
Broadband / Fixed Network	6,941	6,809	6,609	6,651	6,945	6,812	6,612	6,643	4	3	3	-8	27,010	27,012	2
T-COM	6,599	6,470	6,254	6,278	6,603	6,472	6,257	6,271	4	2	3	-7	25,601	25,603	2
T-Online	489	499	486	538	489	499	486	538					2,012	2,012
Mobile Communications	6,272	6,649	6,914	6,692	6,272	6,649	6,914	6,692					26,527	26,527
Business Customers	3,075	3,272	3,169	3,441	3,075	3,272	3,169	3,446				5	12,957	12,962	5
Group Headquarters & Shared Services	866	882	887	891	866	882	887	891					3,526	3,526
Reconciliation	-3,264	-3,235	-3,226	-2,935	-3,264	-3,236	-3,226	-2,948		-1		-13	-12,660	-12,674	-14

Net revenue	13,890	14,377	14,353	14,740	13,894	14,379	14,356	14,724	4	2	3	-16	57,360	57,353	-7
Broadband / Fixed Network	5,653	5,609	5,433	5,714	5,657	5,611	5,436	5,693	4	2	3	-21	22,409	22,397	-12
T-COM	5,205	5,154	4,992	5,234	5,209	5,156	4,995	5,213	4	2	3	-21	20,585	20,573	-12
T-Online	448	455	441	480	448	455	441	480					1,824	1,824
Mobile Communications	5,966	6,372	6,663	6,449	5,966	6,372	6,663	6,449					25,450	25,450
Business Customers	2,209	2,327	2,200	2,505	2,209	2,327	2,200	2,510				5	9,241	9,246	5
Group Headquarters & Shared Services	62	69	57	72	62	69	57	72					260	260

EBITDA	4,606	4,998	5,193	4,592	4,619	5,001	5,197	4,575	13	3	4	-17	19,389	19,392	3
Broadband / Fixed Network	2,559	2,577	2,477	2,340	2,562	2,578	2,479	2,331	3	1	2	-9	9,953	9,950	-3
T-COM	2,457	2,439	2,341	2,266	2,460	2,440	2,345	2,256	3	1	4	-10	9,503	9,501	-2
T-Online	118	129	135	81	118	129	135	81					463	463
Mobile Communications	1,826	2,202	2,369	2,066	1,826	2,205	2,370	2,066		3	1		8,463	8,467	4
Business Customers	391	383	448	295	391	383	449	286			1	-9	1,517	1,509	-8
Group Headquarters & Shared Services	-120	-122	-1	-313	-120	-122	-1	-313					-556	-556

EBITDA adjusted for special influences	4,675	4,923	5,293	4,726	4,688	4,926	5,297	4,709	13	3	4	-17	19,617	19,620	3
Broadband / Fixed Network	2,592	2,577	2,495	2,509	2,595	2,578	2,497	2,500	3	1	2	-9	10,173	10,170	-3
T-COM	2,490	2,439	2,358	2,435	2,493	2,440	2,362	2,425	3	1	4	-10	9,722	9,720	-2
T-Online	118	129	136	81	118	129	136	81					464	464
Mobile Communications	1,826	2,127	2,374	2,068	1,826	2,130	2,375	2,068		3	1		8,395	8,399	4
Business Customers	394	426	453	365	394	426	454	356			1	-9	1,638	1,630	-7
Group Headquarters & Shared Services	-87	-165	-22	-274	-87	-165	-22	-274					-548	-548

Overview.

Revenue / EBITDA 2003.

	Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	FY 2003	FY 2003	FY 2003
Total revenue	55,503	55,596	93
Broadband / Fixed Network	28,295	28,259	-36
T-COM	27,206	27,170	-36
T-Online	1,851	1,851
Mobile Communications	24,198	24,327	129
Business Customers	12,937	12,937
Group Headquarters & Shared Services	3,271	3,271
Reconciliation	-13,198	-13,198

Net revenue	55,503	55,596	93
Broadband / Fixed Network	23,197	23,161	-36
T-COM	21,534	21,498	-36
T-Online	1,663	1,663
Mobile Communications	22,804	22,933	129
Business Customers	9,267	9,267
Group Headquarters & Shared Services	235	235

EBITDA	18,689	18,654	-35
Broadband / Fixed Network	10,368	10,326	-42
T-COM	10,080	10,038	-42
T-Online	339	339
Mobile Communications	7,202	7,208	6
Business Customers	1,532	1,533	1
Group Headquarters & Shared Services	-396	-396

EBITDA adjusted for special influences	18,572	18,537	-35
Broadband / Fixed Network	10,408	10,366	-42
T-COM	10,120	10,078	-42
T-Online	315	315
Mobile Communications	7,202	7,208	6
Business Customers	1,482	1,483	1
Group Headquarters & Shared Services	-503	-503

DT Group P&L 2005.

Adjusted for special influences.

	Reported preliminary IFRS			Final IFRS			Adjustments			Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	Q1/05	Q2/05	Q3/05	Q1/05	Q2/05	Q3/05	Q1/05	Q2/05	Q3/05	Q1-Q3/05	Q1-Q3/05	Q1-Q3/05
Revenue	14,376	14,748	15,043	14,288	14,743	15,056	-88	-5	13	44,167	44,087	-80
Cost of sales	-7,526	-7,642	-7,661	-7,525	-7,681	-7,661	1	-39		-22,829	-22,867	-38
Gross profit/loss from sales	6,850	7,106	7,382	6,763	7,062	7,395	-87	-44	13	21,338	21,220	-118
Selling costs	-3,434	-3,486	-3,493	-3,435	-3,490	-3,503	-1	-4	-10	-10,413	-10,428	-15
General administrative costs	-1,030	-1,051	-986	-1,019	-1,040	-975	11	11	11	-3,067	-3,034	33
Other operating income	279	313	200	279	313	200				792	792
Other operating expenses	-305	-267	-206	-281	-267	-206	24			-778	-754	24
Operating results = EBIT	2,360	2,615	2,897	2,307	2,578	2,911	-53	-37	14	7,872	7,796	-76
Financial income/expense, net	-742	-782	-677	-736	-452	-654	6	330	23	-2,201	-1,842	359
of which: net interest expenses	-743	-792	-689	-707	-464	-674	36	328	15	-2,224	-1,845	379
Income before taxes = EBT	1,618	1,833	2,220	1,571	2,126	2,257	-47	293	37	5,671	5,954	283
Income taxes	-493	-763	-620	-473	-831	-630	20	-68	-10	-1,876	-1,934	-58
Income (loss) after taxes	1,125	1,070	1,600	1,098	1,295	1,627	-27	225	27	3,795	4,020	225
Income/losses applicable to minority shareholders	123	121	137	122	120	137	-1	-1		381	379	-2
Net income (loss)	1,002	949	1,463	976	1,175	1,490	-26	226	27	3,414	3,641	227

Operating results = EBIT	2,360	2,615	2,897	2,307	2,578	2,911	-53	-37	14	7,872	7,796	-76
Depreciation, amortization and impairment losses	-2,558	-2,610	-2,590	-2,534	-2,610	-2,590	24			-7,758	-7,734	24
EBITDA	4,918	5,225	5,487	4,841	5,188	5,501	-77	-37	14	15,630	15,530	-100

Net debt	42,635	44,533	40,798	42,997	44,548	40,795	362	15	-3	40,798	40,795	-3

DT Group P&L 2005.

Unadjusted.

	Reported preliminary IFRS			Final IFRS			Adjustments			Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	Q1/05	Q2/05	Q3/05	Q1/05	Q2/05	Q3/05	Q1/05	Q2/05	Q3/05	Q1-Q3/05	Q1-Q3/05	Q1-Q3/05
Revenue	14,376	14,748	15,043	14,288	14,743	15,056	-88	-5	13	44,167	44,087	-80
Cost of sales	-7,526	-7,649	-7,697	-7,525	-7,688	-7,697	1	-39		-22,872	-22,910	-38
Gross profit/loss from sales	6,850	7,099	7,346	6,763	7,055	7,359	-87	-44	13	21,295	21,177	-118
Selling costs	-3,434	-3,507	-3,503	-3,435	-3,511	-3,513	-1	-4	-10	-10,444	-10,459	-15
General administrative costs	-1,037	-1,058	-1,033	-1,026	-1,047	-1,022	11	11	11	-3,128	-3,095	33
Other operating income	279	354	200	279	354	200				833	833
Other operating expenses	-318	-279	-234	-294	-279	-234	24			-831	-807	24
Operating results = EBIT	2,340	2,609	2,776	2,287	2,572	2,790	-53	-37	14	7,725	7,649	-76
Financial income/expense, net	-721	-782	361	-715	-452	384	6	330	23	-1,142	-783	359
of which: net interest expenses	-743	-792	-689	-707	-464	-674	36	328	15	-2,224	-1,845	379
Income before taxes = EBT	1,619	1,827	3,137	1,572	2,120	3,174	-47	293	37	6,583	6,866	283
Income taxes	-486	-763	-585	-466	-831	-595	20	-68	-10	-1,834	-1,892	-58
Income (loss) after taxes	1,133	1,064	2,552	1,106	1,289	2,579	-27	225	27	4,749	4,974	225
Income/losses applicable to minority shareholders	123	121	137	122	120	137	-1	-1		381	379	-2
Net income (loss)	1,010	943	2,415	984	1,169	2,442	-26	226	27	4,368	4,595	227

Operating results = EBIT	2,340	2,609	2,776	2,287	2,572	2,790	-53	-37	14	7,725	7,649	-76
Depreciation, amortization and impairment losses	-2,558	-2,610	-2,590	-2,534	-2,610	-2,590	24			-7,758	-7,734	24
EBITDA	4,898	5,219	5,366	4,821	5,182	5,380	-77	-37	14	15,483	15,383	-100

Net debt	42,635	44,533	40,798	42,997	44,548	40,795	362	15	-3	40,798	40,795	-3

DT Group P&L 2004.

Adjusted for special influences.

	Reported preliminary IFRS				Final IFRS				Adjustments				Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	FY 2004	FY 2004	FY 2004
Revenue	13,890	14,377	14,353	14,740	13,894	14,379	14,356	14,724	4	2	3	-16	57,360	57,353	-7
Cost of sales	-7,219	-7,618	-7,514	-7,872	-7,219	-7,615	-7,513	-7,872		3	1		-30,223	-30,219	4
Gross profit/loss from sales	6,671	6,759	6,839	6,868	6,675	6,764	6,843	6,852	4	5	4	-16	27,137	27,134	-3
Selling costs	-3,207	-3,072	-3,031	-3,503	-3,208	-3,074	-3,048	-3,516	-1	-2	-17	-13	-12,813	-12,846	-33
General administrative costs	-1,034	-1,148	-1,002	-1,184	-1,034	-1,147	-986	-1,172		1	16	12	-4,368	-4,339	29
Other operating income	361	398	396	479	361	398	396	479					1,634	1,634
Other operating expenses	-306	-375	-331	-380	-297	-375	-331	-389	9			-9	-1,392	-1,392
Operating results = EBIT	2,485	2,562	2,871	2,280	2,497	2,566	2,874	2,254	12	4	3	-26	10,198	10,191	-7
Financial income/expense, net	-1,224	-788	-1,024	-937	-1,209	-773	-1,002	-942	15	15	22	-5	-3,973	-3,926	47
of which: net interest expenses	-894	-895	-827	-738	-826	-887	-809	-758	68	8	18	-20	-3,354	-3,280	74
Income before taxes = EBT	1,261	1,774	1,847	1,343	1,288	1,793	1,872	1,312	27	19	25	-31	6,225	6,265	40
Income taxes	-440	-430	-560	-657	-385	-498	-620	-604	55	-68	-60	53	-2,087	-2,107	-20
Income (loss) after taxes	821	1,344	1,287	686	903	1,295	1,252	708	82	-49	-35	22	4,138	4,158	20
Income/losses applicable to minority shareholders	130	122	135	94	130	121	134	94		-1	-1		481	479	-2
Net income (loss)	691	1,222	1,152	592	773	1,174	1,118	614	82	-48	-34	22	3,657	3,679	22

Operating results = EBIT	2,485	2,562	2,871	2,280	2,497	2,566	2,874	2,254	12	4	3	-26	10,198	10,191	-7
Depreciation, amortization and impairment losses	-2,190	-2,361	-2,422	-2,446	-2,191	-2,360	-2,423	-2,455	-1	1	-1	-9	-9,419	-9,429	-10
EBITDA	4,675	4,923	5,293	4,726	4,688	4,926	5,297	4,709	13	3	4	-17	19,617	19,620	3

Net debt	48,664	47,067	44,596	39,543	49,116	47,501	45,006	39,913	452	434	410	370	39,543	39,913	370

DT Group P&L 2004.

Special influences.

	Reported preliminary IFRS				Final IFRS				Adjustments				Reported preliminary IFRS	Final IFRS	Adjustments
	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	FY 2004	FY 2004	FY 2004
Cost of Sales		-1,353	-1	18		-1,342	-1	18		11			-1,336	-1,325	11
Selling Costs			-1	-23			-1	-23					-24	-24
General administrative costs			-14	-123			-14	-123					-137	-137
Other operating income		75	9	0		75	9	0					84	84
Other operating expense	-69	0	-2,521	66	-69	0	-2,521	66					-2,524	-2,524
Operating results = EBIT	-69	-1,278	-2,528	-62	-69	-1,267	-2,528	-62		11			-3,937	-3,926	11
Financial income/expense, net		92		1,138		92		1,138					1,230	1,230
Income before taxes = EBT	-69	-1,186	-2,528	1,076	-69	-1,175	-2,528	1,076		11			-2,707	-2,696	11
Income taxes	10	541	17	-9	10	537	17	-9		-4			559	555	-4
Income (loss) after taxes	-59	-645	-2,511	1,067	-59	-638	-2,511	1,067		7			-2,148	-2,141	7
Income/losses applicable to minority shareholders	0	0	0	-55	0	0	0	-55					-55	-55
Net income (loss)	-59	-645	-2,511	1,122	-59	-638	-2,511	1,122		7			-2,093	-2,086	7

Operating results = EBIT	-69	-1,278	-2,528	-62	-69	-1,267	-2,528	-62		11			-3,937	-3,926	11
Depreciation, amortization and impairment losses	0	-1,353	-2,428	72	0	-1,342	-2,428	72		11			-3,709	-3,698	11
EBITDA	-69	75	-100	-134	-69	75	-100	-134					-228	-228

DT Group P&L 2004.

Unadjusted.

	Reported IFRS				Reported preliminary IFRS				Final IFRS				Adjustments
€ millions	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	Q1/04	Q2/04	Q3/04	Q4/04	FY 2004	FY 2004	FY 2004
Revenue	13,890	14,377	14,353	14,740	13,894	14,379	14,356	14,724	4	2	3	-16	57,360	57,353	-7
Cost of sales	-7,219	-8,971	-7,515	-7,854	-7,219	-8,957	-7,514	-7,854		14	1		-31,559	-31,544	15
Gross profit/loss from sales	6,671	5,406	6,838	6,886	6,675	5,422	6,842	6,870	4	16	4	-16	25,801	25,809	8
Selling costs	-3,207	-3,072	-3,032	-3,526	-3,208	-3,074	-3,049	-3,539	-1	-2	-17	-13	-12,837	-12,870	-33
General administrative costs	-1,034	-1,148	-1,016	-1,307	-1,034	-1,147	-1,000	-1,295		1	16	12	-4,505	-4,476	29
Other operating income	361	473	405	479	361	473	405	479					1,718	1,718
Other operating expenses	-375	-375	-2,852	-314	-366	-375	-2,852	-323	9			-9	-3,916	-3,916
Operating results = EBIT	2,416	1,284	343	2,218	2,428	1,299	346	2,192	12	15	3	-26	6,261	6,265	4
Financial income/expense, net	-1,224	-696	-1,024	201	-1,209	-681	-1,002	196	15	15	22	-5	-2,743	-2,696	47
of which: net interest expenses	-894	-895	-827	-738	-826	-887	-809	-758	68	8	18	-20	-3,354	-3,280	74
Income before taxes = EBT	1,192	588	-681	2,419	1,219	618	-656	2,388	27	30	25	-31	3,518	3,569	51
Income taxes	-430	111	-543	-666	-375	39	-603	-613	55	-72	-60	53	-1,528	-1,552	-24
Income (loss) after taxes	762	699	-1,224	1,753	844	657	-1,259	1,775	82	-42	-35	22	1,990	2,017	27
Income/losses applicable to minority shareholders	130	122	135	39	130	121	134	39		-1	-1		426	424	-2
Net income (loss)	632	577	-1,359	1,714	714	536	-1,393	1,736	82	-41	-34	22	1,564	1,593	29

Operating results = EBIT	2,416	1,284	343	2,218	2,428	1,299	346	2,192	12	15	3	-26	6,261	6,265	4
Depreciation, amortization and impairment losses	-2,190	-3,714	-4,850	-2,374	-2,191	-3,702	-4,851	-2,383	-1	12	-1	-9	-13,128	-13,127	1
EBITDA	4,606	4,998	5,193	4,592	4,619	5,001	5,197	4,575	13	3	4	-17	19,389	19,392	3

Net debt	48,664	47,067	44,596	39,543	49,116	47,501	45,006	39,913	452	434	410	370	39,543	39,913	370

DT Group P&L 2003.

Adjusted for special influences.

	Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	FY 2003	FY 2003	FY 2003
Revenue	55,503	55,596	93
Cost of sales	-29,347	-29,471	-124
Gross profit/loss from sales	26,156	26,125	-31
Selling costs	-12,742	-12,747	-5
General administrative costs	-4,515	-4,515
Other operating income	1,851	1,851
Other operating expenses	-1,508	-1,508
Operating results = EBIT	9,242	9,206	-36
Financial income/expense, net	-4,878	-4,754	124
of which: net interest expenses	-3,805	-3,589	216
Income before taxes = EBT	4,364	4,452	88
Income taxes	-1,634	-1,599	35
Income (loss) after taxes	2,730	2,853	123
Income/losses applicable to minority shareholders	457	454	-3
Net income (loss)	2,273	2,399	126

Operating results = EBIT	9,242	9,206	-36
Depreciation, amortization and impairment losses	-9,330	-9,331	-1
EBITDA	18,572	18,537	-35

Net debt	50,646	51,107	461

DT Group P&L 2003.

Unadjusted.

	Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	FY 2003	FY 2003	FY 2003
Revenue	55,503	55,596	93
Cost of sales	-29,369	-29,493	-124
Gross profit/loss from sales	26,134	26,103	-31
Selling costs	-12,747	-12,752	-5
General administrative costs	-4,596	-4,596
Other operating income	2,359	2,359
Other operating expenses	-2,765	-2,765
Operating results = EBIT	8,385	8,349	-36
Financial income/expense, net	-4,247	-4,123	124
of which: net interest expenses	-3,805	-3,589	216
Income before taxes = EBT	4,138	4,226	88
Income taxes	-1,744	-1,709	35
Income (loss) after taxes	2,394	2,517	123
Income/losses applicable to minority shareholders	457	454	-3
Net income (loss)	1,937	2,063	126

Operating results = EBIT	8,385	8,349	-36
Depreciation, amortization and impairment losses	-10,304	-10,305	-1
EBITDA	18,689	18,654	-35

Net debt	50,646	51,107	461

Group Deutsche Telekom.

Consolidated balance sheet 2005.

	Reported preliminary IFRS			Final IFRS			Adjustments
€ millions	31/03/05	30/06/05	30/09/05	31/03/05	30/06/05	30/09/05	31/03/05	30/06/05	30/09/05
Assets
Current assets	19,207	15,780	15,230	19,233	15,759	15,209	26	-21	-21
Cash and cash equivalents	6,260	3,910	3,371	6,260	3,910	3,371
Trade and other receivables	7,052	7,411	7,401	7,051	7,410	7,400	-1	-1	-1
Current recoverable income taxes	441	462	389	441	462	389
Other current financial assests	2,216	1,270	1,346	2,216	1,270	1,346
Inventories	1,082	903	1,100	1,082	903	1,100
Other current assets	2,156	1,824	1,623	2,183	1,804	1,603	27	-20	-20
Noncurrent assets	109,514	111,525	109,432	109,699	111,706	109,483	185	181	51
Intangible assets	53,004	54,625	54,121	53,014	54,636	54,132	10	11	11
Property, plant, and equipment	48,203	48,376	47,859	48,203	48,376	47,859
Equity-accounted financial assets	1,751	1,796	1,766	1,751	1,796	1,766
Other noncurrent financial assets	1,709	2,088	840	1,676	2,047	799	-33	-41	-41
Deferred tax assets	4,511	4,298	4,478	4,727	4,509	4,559	216	211	81
Other noncurrent assets	336	342	368	328	342	368	-8
Total assets	128,721	127,305	124,662	128,932	127,465	124,692	211	160	30

Liabilities and shareholders’ equity.
Liabilities	81,701	80,635	76,548	82,006	80,654	76,418	305	19	-130
Current liabilities	24,977	24,287	24,154	25,229	24,547	24,404	252	260	250
Current financial liabilities	12,332	11,489	11,340	12,388	11,548	11,396	56	59	56
Trade and other payables	5,184	5,487	5,550	5,184	5,487	5,550
Income tax liabilities	720	812	839	1,072	1,191	1,213	352	379	374
Current provisions	3,647	3,249	3,210	3,491	3,071	3,030	-156	-178	-180
Other current liabilities	3,094	3,250	3,215	3,094	3,250	3,215
Noncurrent liabilities	56,724	56,348	52,394	56,777	56,107	52,014	53	-241	-380
Noncurrent financial liabilities	41,396	40,573	35,863	41,751	40,548	35,825	355	-25	-38
Provisions for pensions/employee benefits	4,256	4,419	4,481	4,256	4,419	4,480			-1
Other noncurrent provisions	3,117	2,950	2,953	2,923	2,750	2,757	-194	-200	-196
Deferred tax liabilities	6,284	6,761	7,133	6,302	6,842	7,098	18	81	-35
Other noncurrent liabilities	1,671	1,645	1,964	1,545	1,548	1,854	-126	-97	-110
Shareholders’ equity	47,020	46,670	48,114	46,926	46,811	48,274	-94	141	160
Issued capital	10,747	10,747	10,747	10,747	10,747	10,747
Capital reserves	49,531	49,544	49,549	49,536	49,544	49,549	5
Retained earnings incl. carryforwards	-16,114	-18,699	-18,690	-16,171	-18,756	-18,747	-57	-57	-57
Other comprehensive income	-1,688	-354	-1,397	-1,699	-350	-1,401	-11	4	-4
Consolidated net profit	1,010	1,953	4,368	984	2,153	4,595	-26	200	227
Treasury shares	-8	-8	-8	-8	-8	-8
Minority interest	3,542	3,487	3,545	3,537	3,481	3,539	-5	-6	-6
Total liabilities and shareholder’s equity	128,721	127,305	124,662	128,932	127,465	124,692	211	160	30

Group Deutsche Telekom.

Consolidated balance sheet 2004.

	Reported preliminary IFRS				Final IFRS				Adjustments
€ millions	31/03/04	30/06/04	30/09/04	31/12/04	31/03/04	30/06/04	30/09/04	31/12/04	31/03/04	30/06/04	30/09/04	31/12/04
Assets
Current assets	21,500	19,516	18,108	18,836	21,530	19,548	18,140	18,864	30	32	32	28
Cash and cash equivalents	9,013	6,305	5,812	8,005	9,013	6,305	5,812	8,005
Trade and other receivables	7,127	7,565	7,178	6,732	7,126	7,564	7,177	6,731	-1	-1	-1	-1
Current recoverable income taxes	478	378	317	317	478	378	317	317
Other current financial assests	1,778	2,231	1,779	1,237	1,779	2,231	1,779	1,237	1
Inventories	1,078	1,210	1,395	1,154	1,077	1,210	1,395	1,154	-1
Other current assets	2,026	1,827	1,627	1,391	2,057	1,860	1,660	1,420	31	33	33	29
Noncurrent assets	114,505	112,691	108,452	106,304	114,611	112,801	108,506	106,426	106	110	54	122
Intangible assets	56,896	55,468	52,263	50,736	56,895	55,478	52,274	50,745	-1	10	11	9
Property, plant, and equipment	48,521	47,891	46,844	46,318	48,506	47,876	46,830	46,294	-15	-15	-14	-24
Equity-accounted financial assets	2,584	2,824	3,090	2,667	2,584	2,824	3,090	2,667
Other noncurrent financial assets	1,251	970	922	1,678	1,251	970	922	1,636				-42
Deferred tax assets	4,857	5,229	5,028	4,527	4,994	5,360	5,103	4,724	137	131	75	197
Other noncurrent assets	396	309	305	378	381	293	287	360	-15	-16	-18	-18
Total assets	136,005	132,207	126,560	125,140	136,141	132,349	126,646	125,290	136	142	86	150

Liabilities and shareholders’ equity.
Liabilities	90,334	85,945	81,884	79,269	90,483	86,138	82,056	79,487	149	193	172	218
Current liabilities	29,210	29,132	28,307	26,014	29,153	29,151	28,330	26,272	-57	19	23	258
Current financial liabilities	16,797	16,785	16,027	12,515	16,798	16,803	16,050	12,592	1	18	23	77
Trade and other payables	5,436	5,311	4,969	6,116	5,436	5,311	4,969	6,116
Income tax liabilities	380	520	573	715	617	792	844	1,049	237	272	271	334
Current provisions	3,440	3,180	3,544	3,698	3,146	2,908	3,273	3,546	-294	-272	-271	-152
Other current liabilities	3,157	3,336	3,194	2,970	3,156	3,337	3,194	2,969	-1	1		-1
Noncurrent liabilities	61,124	56,813	53,577	53,255	61,330	56,987	53,726	53,215	206	174	149	-40
Noncurrent financial liabilities	45,836	41,385	38,195	38,142	46,287	41,800	38,583	38,498	451	415	388	356
Provisions for pensions/employee benefits	4,220	4,260	4,320	4,209	4,220	4,260	4,320	4,209
Other noncurrent provisions	2,742	2,901	2,866	3,077	2,742	2,901	2,866	2,883				-194
Deferred tax liabilities	6,511	6,609	6,559	5,932	6,452	6,557	6,512	5,948	-59	-52	-47	16
Other noncurrent liabilities	1,815	1,658	1,637	1,895	1,629	1,469	1,445	1,677	-186	-189	-192	-218
Shareholders’ equity	45,671	46,262	44,676	45,871	45,658	46,211	44,590	45,803	-13	-51	-86	-68
Issued capital	10,746	10,746	10,746	10,747	10,746	10,746	10,746	10,747
Capital reserves	49,509	49,514	49,519	49,523	49,509	49,514	49,519	49,528				5
Retained earnings incl. carryforwards	-17,692	-17,693	-17,693	-17,680	-17,766	-17,766	-17,766	-17,766	-74	-73	-73	-86
Other comprehensive income	-1,922	-1,922	-2,232	-2,667	-1,939	-1,938	-2,248	-2,678	-17	-16	-16	-11
Consolidated net profit	632	1,209	-150	1,564	714	1,250	-143	1,593	82	41	7	29
Treasury shares	-8	-8	-8	-8	-8	-8	-8	-8
Minority interest	4,406	4,416	4,494	4,392	4,402	4,413	4,490	4,387	-4	-3	-4	-5
Total liabilities and shareholder’s equity	136,005	132,207	126,560	125,140	136,141	132,349	126,646	125,290	136	142	86	150

Group Deutsche Telekom.

Consolidated balance sheet 2003.

	Reported preliminary IFRS	Final IFRS	Adjustments	Reported preliminary IFRS	Final IFRS	Adjustments
€ millions	01/01/03	01/01/03	01/01/03	31/12/03	31/12/03	31/12/03
Assets
Current assets	15,017	15,044	27	21,406	21,435	29
Cash and cash equivalents	1,711	1,711	0	8,684	8,684
Trade and other receivables	7,609	7,609	0	7,567	7,567
Current recoverable income taxes	1,327	1,327	0	1,025	1,025
Other current financial assests	2,095	2,095	0	1,940	1,940
Inventories	1,174	1,174	0	972	972
Other current assets	1,101	1,128	27	1,218	1,247	29
Noncurrent assets	129,822	130,121	299	114,570	114,623	53
Intangible assets	61,906	61,906	0	55,461	55,460	-1
Property, plant, and equipment	54,938	54,923	-15	49,263	49,249	-14
Equity-accounted financial assets	2,758	2,758	0	2,382	2,382
Other noncurrent financial assets	2,220	2,220	0	1,368	1,368
Deferred tax assets	7,782	8,105	323	5,773	5,855	82
Other noncurrent assets	218	209	-9	323	309	-14
Total assets	144,839	145,165	326	135,976	136,058	82

Liabilities and shareholders’ equity.
Liabilities	99,674	100,201	527	92,160	92,320	160
Current liabilities	26,586	26,585	-1	30,264	30,208	-56
Current financial liabilities	13,671	13,671	0	17,255	17,256	1
Trade and other payables	6,493	6,493	0	6,354	6,354
Income tax liabilities	308	766	458	229	466	237
Current provisions	3,054	2,595	-459	3,364	3,070	-294
Other current liabilities	3,060	3,060	0	3,062	3,062
Noncurrent liabilities	73,088	73,616	528	61,896	62,112	216
Noncurrent financial liabilities	56,923	57,511	588	46,317	46,776	459
Provisions for pensions/employee benefits	4,108	4,108	0	4,175	4,175
Other noncurrent provisions	2,134	2,134	0	2,601	2,601
Deferred tax liabilities	8,278	8,437	159	7,085	7,024	-61
Other noncurrent liabilities	1,645	1,426	-219	1,718	1,536	-182
Shareholders’ equity	45,165	44,964	-201	43,816	43,738	-78
Total liabilities and shareholder’s equity	144,839	145,165	326	135,976	136,058	82

Group Deutsche Telekom.

Debt to net debt reconciliation 2005.

	Reported preliminary IFRS			Final IFRS			Adjustments
€ millions	31/03/05	30/06/05	30/09/05	31/03/05	30/06/05	30/09/05	31/03/05	30/06/05	30/09/05
Debt to net debt reconciliation.
Bonds	41,921	40,732	37,651	42,275	40,746	37,648	354	14	-3
Other financial liabilities	8,927	8,905	7,759	8,935	8,906	7,759	8	1
Gross debt	50,848	49,637	45,410	51,210	49,652	45,407	362	15	-3
Cash and cash equivalents	6,260	3,910	3,371	6,260	3,910	3,371
Available-for-sale/Held-for-trading financial assets	934	114	102	934	114	102
Other financial assets	1,019	1,080	1,139	1,019	1,080	1,139
Net debt	42,635	44,533	40,798	42,997	44,548	40,795	362	15	-3

Group Deutsche Telekom.

Debt to net debt reconciliation 2004.

	Reported preliminary IFRS				Final IFRS				Adjustments
€ millions	31/03/04	30/06/04	30/09/04	31/12/04	31/03/04	30/06/04	30/09/04	31/12/04	31/03/04	30/06/04	30/09/04	31/12/04
Debt to net debt reconciliation.
Bonds	49,997	46,559	43,347	39,458	50,437	46,983	43,748	39,820	440	424	401	401
Other financial liabilities	9,113	8,539	8,430	9,013	9,125	8,549	8,439	9,021	12	10	9	9
Gross debt	59,110	55,098	51,777	48,471	59,562	55,532	52,187	48,841	452	434	410	410
Cash and cash equivalents	9,013	6,305	5,812	8,005	9,013	6,305	5,812	8,005
Available-for-sale/Held-for-trading financial assets	151	676	636	120	151	676	636	120
Other financial assets	1,282	1,050	733	803	1,282	1,050	733	803
Net debt	48,664	47,067	44,596	39,543	49,116	47,501	45,006	39,913	452	434	410	410

Glossary and Disclaimer.

In addition to financial information presented in accordance with International Financial Reporting Standards (IFRS). This presentation contains non-GAAP financial measures,

such as ...	which is defined as ...

EBIT	Abbreviation for EARNINGS BEFORE INTEREST AND TAXES. EBIT is equivalent to the P&L-line “Operating Results”.
Adj. EBIT	EBIT adjusted for special influences.
EBT	Abbreviation for EARNINGS BEFORE TAXES. EBT is equivalent to the P&L-line “Income before taxes”.
Adj. EBT	EBT adjusted for special influences.
EBITDA

Abbreviation for EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION. EBITDA is equivalent to EBIT minus Depreciation and Amortisation. Depreciation and Amortisation is not a line in the P&L but provided as “Other disclosure”.

Adj. EBITDA	EBITDA adjusted for special influences.
Adj. Net income/loss	Net income/loss adjusted for special influences.
Special influences	Special influences impair the comparability of the results with previous periods. Details on the special influences are given for the group.
Gross debt

Gross debt is the basis for total net interest expense incurred and contains debt in accordance with the consolidated balance sheet, liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

Net debt

Gross debt minus liquid assets, minus investments in noncurrent securities and in marketable securities, minus discounts on loans minus cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

The figures in this presentation are unaudited. These and the other non-GAAP financial measures used by Deutsche Telekom are derived from our IFRS financial information but do not comply with IFRS and should not be viewed as a substitute for our IFRS figures. Any figure that has been adjusted for special influences or that reflects an adjustment for special influences is a non-GAAP financial measure. Our non-GAAP financial measures may not be comparable to non-GAAP financial measures used by other companies. To interpret our major non-GAAP financial measures, please refer to the information contained in these materials and the chapter “Reconciliation to pro forma figures” in our annual and interim reports or the reconciliation to pro forma figures posted on Deutsche Telekom’s Investor relations webpages (www.telekom.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: February 24, 2006